UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2021

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Please find attached a press release with information on the changes in the organizational structure of the BBVA Group.

Madrid, July 29, 2021

Press Release

07. 29. 2021

BBVA creates a new global area of Sustainability, led by Javier Rodríguez Soler

BBVA gives a new boost to its strategy, promoting sustainability to the highest level of the organization. Javier Rodríguez Soler, current country manager in the U.S., will head the new area, which aims to make BBVA the leading bank for clients in sustainability solutions. Separately, Jaime Sáenz de Tejada (CFO) and Rafael Salinas (CRO) are exchanging responsibilities.

“This new global business area will give a definitive boost to our leadership in sustainability and to our strategic priority of helping our clients in their transition toward a sustainable future,” BBVA chairman Carlos Torres Vila said.

In 2019 BBVA integrated sustainability as one of its six strategic priorities, focusing on the fight against climate change and inclusive growth.

In recent years, BBVA has reached important milestones, including its pledge to channel €200 billion between 2018 and 2025 in sustainable financing, doubling its original commitment; its decision to stop financing companies with coal-related activities, or the Net Zero 2050 commitment, which involves net zero CO2 emissions, taking into account both the bank’s direct emissions (carbon neutral since 2020), as well as indirect ones, those of the clients it finances.

These achievements, among others, have helped BBVA become the most sustainable bank in Europe and the second worldwide, according to the Dow Jones Sustainability Index.

Climate change and the transition toward a low-carbon economy have relevant implications in the value chain of a wide array of productive sectors, and will require significant investments in many industries. Technological advances in energy efficiency, renewable energies, efficient mobility and the circular economy, all represent new business opportunities. In addition to the huge challenge and the opportunity brought about by the decarbonization of the economy, BBVA sees sustainability in a much wider sense. This includes the impact of human activity in natural ecosystems, biodiversity loss, as well as inclusive development as a path to growth while reducing the inequalities in the communities in its footprint.

As all BBVA employees and areas integrate sustainability in their day-to-day activities, the Sustainability area will design the Group’s sustainability strategic agenda, define and enhance sustainability working plans from the different global and transformation areas (Risks, Finance, Talent & Culture, Data, Engineering and Organization, among others), and develop of new products in this field.

Press Release

07. 29. 2021

Additionally, the area will be in charge of developing specialized knowledge to provide differential advice to clients, something that the new area will ensure through its full integration with the rest of the bank’s key business areas. It will also establish commercial methodologies and relationships with strategic partners to increase sustainability-related business throughout the Group.

Teams belonging to the Global Sustainability Office (GSO), created in March 2020, will join the new area. The GSO has been a fundamental unit to accomplish the milestones above-mentioned.

“Sustainability is a strategic priority and it is a responsibility for all of us who are part of BBVA,” CEO Onur Genç said. “The creation of this new global business area will allow us to seize the huge opportunity coming from sustainability, developing innovative products and strengthening the strategic relationship with our clients.”

Javier Rodríguez Soler, current country manager of BBVA in the U.S., will lead the new area, which will be part of the highest level of the organization, the Global Leadership Team, and will report to CEO Onur Genç. Additionally, and considering the highly strategic and transformational nature of the area, he will also report on those fields to the Group Chairman Carlos Torres Vila.

Additionally, the global Heads of Finance and Risk, Jaime Sáenz de Tejada and Rafael Salinas, are exchanging responsibilities. This change will contribute to strengthen both areas given their complementary backgrounds gained throughout their respective professional careers.

Bios

Javier Rodríguez Soler started his career at McKinsey. Following five years with Endesa, where he was head of Strategy and M&A, as well as Head of Investor Relations, he joined BBVA in 2008 as responsible for the energy sector within BBVA CIB. In 2010 he moved to Strategy & M&A area, where he was appointed global head in 2015. Since 2018, Rodriguez Soler has been country manager of the BBVA subsidiary in the U.S., which was recently sold to PNC.

Jaime Sáenz de Tejada has been BBVA’s CFO since 2014. He has developed most of his extensive career with the Group. As part of his past responsibilities, he was country manager of Spain & Portugal, CEO at Peru’s BBVA Banco Continental, and Corporate and Investment Banking director for the Americas.

Rafael Salinas has been BBVA’s Chief Risk Officer (CRO) since 2015. With more than 30 years of experience with the Group, Rafael Salinas has held several positions in CIB, Risks, since 2009, and financial areas in previous stages. He was CFO of Banco de Crédito Local (BCL) and Head of Capital Management at BBVA, among other positions.

Press Release

07. 29. 2021

CONTACT DETAILS:

BBVA Corporate Communications

Tel. +34 638 14 65 40

comunicacion.corporativa@bbva.com

For more financial information about BBVA visit:

http://shareholdersandinvestors.bbva.com

For more BBVA news visit: https://www.bbva.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: July 29, 2021
By: /s/ Carlos Casas Moreno

Name: Carlos Casas Moreno
Title: Head of Talent & Culture